UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 March 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2018 Annual Report and Form 20-F

CRH plc (the "Company")

 8 March 2019

Re: 2018 Annual Report and Form 20-F, Notice of Annual General Meeting and Form of Proxy (the 'Documents')

The 2018 Annual Report and Form 20-F, the Notice of the 2019 Annual General Meeting and a Form of Proxy have been published by the Company. The Documents are available to view on the Company's website, www.crh.com. A copy of the Annual Report and Form 20-F is available here:

https://www.crh.com/reports/2018-annual-report-20-f.pdf

The Documents have been submitted to the U.K. National Storage Mechanism and Euronext Dublin and will shortly be available for inspection at:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

and at:

http://www.morningstar.co.uk/uk/nsm

The Documents will be posted to shareholders on 27 March 2019.

In addition, the Annual Report and Form 20-F has today been filed with the US Securities and Exchange Commission. Shareholders resident in the United States may request a hard copy free of charge.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 08 March 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary